UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Pantry, Inc.

File No. 000-25813- CF#27217

_____

The Pantry, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2011.

Based on representations by The Pantry, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through August 31, 2013
Exhibit 10.3	through September 30, 2012
Exhibit 10.4	through June 27, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel